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          FORM 12b-25: NOTIFICATION OF LATE FILING OF 1934 ACT REPORTS

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information

Full Name of Registrant:  3Dfx Interactive, Inc.

Former Name if Applicable: On May 13, 1999, STB Systems, Inc. was acquired by 3Dfx Interactive, Inc. This extension is for the Form 11-K being filed for the STB Systems, Inc. 401(k) Savings Plan.


Address of Principal Executive Office (Street and Number)
3400 Waterview Parkway
City, State and Zip Code
Richardson, Texas 75080

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Form 11-K cannot be filed within the prescribed period as the Company is still waiting on the required ERISA Discrimination Testing to be completed by The Principal Financial Group, custodian of the Company's 401(k) savings plan.

Part IV - Other Information


  (1) Name and telephone number of person to contact in regard to this notification

Bryan F. Keyes          (972)          234-8750
--------------         -------         --------
(Name)               (Area Code)   (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


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  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X ] No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


STB Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 1999        By Bryan F. Keyes
      -----------------       ------------------------------------------
                              Bryan F. Keyes
                              Vice President of Administration and
                              General Counsel